Exhibit (a)(16)

Placer Dome Increases Sedibelo Platinum Project Resources to 16 Million Ounces

December 8, 2005

This news release contains "forward-looking statements" that are subject to risk factors and assumptions set out in the cautionary note contained within this news release. All amounts are in United States ("U.S.") dollars, in accordance with U.S. generally accepted accounting principles ("GAAP").

Vancouver, Canada: Placer Dome Inc. (NYSE, TSX, ASX: PDG) has increased the inferred mineral resource estimate at its 50%-owned Sedibelo project in South Africa by 175% since July 2005(1). Exploration drilling is on-going and the deposit remains open down dip and along strike. Sedibelo is located on the western limb of the Bushveld Igneous Complex, the largest known layered mafic intrusion in the world and host to approximately 80% of the world's platinum group element (PGE) mineral resources.

Placer Dome has been conducting exploration activities on the property since June 2004. Exploration activities have largely focused on three areas: the Central, East, and West blocks, where drilling has tested the UG2, Pseudo and Merensky reefs that subcrop on the property. Drilling to date has outlined inferred mineral resources amounting to 15.9 million ounces (100%) of 3PGE+Au (platinum, palladium, rhodium and gold) at a grade of 5.77 grams per tonne 3PGE+Au. Grades are similar to other operating mines in the area. Placer Dome's 50% share of the inferred mineral resources is approximately 7.95 million ounces.

Placer Dome's President and CEO Peter Tomsett said: "The Sedibelo project has progressed rapidly and we are now moving it into pre-feasibility. Based on current PGE and gold prices, this platinum-rich deposit would be equivalent to a gold deposit of approximately 29 million ounces in situ."(2)

The Central, East, and West blocks account for only a portion of the overall potential of the property. Infill delineation drilling has been completed in the Central block, and conversion of a portion of the inferred mineral resources to indicated mineral resources is anticipated with the next revision and update of the geologic model. An existing prospecting shaft in the Central block has been re-commissioned and provides access to the Merensky reef to assess the geologic continuity and degree of local faulting.

"Like Cortez Hills, Sedibelo is yet another example of our ability to generate value through exploration," Mr. Tomsett said. "The project has the potential to be quickly developed into a high-margin operation, and it complements our portfolio of world-class gold development projects. Given recent increases in platinum prices and the relative scarcity of quality platinum projects, Sedibelo represents another example of the strategic value of Placer Dome's portfolio."

Inferred mineral resources at Sedibelo are:

	Inferred mineral resources (Placer Dome's share)(3) at November 30, 2005(4)(5)(7)
	Tonnes (000s)	Grade 3PGE+Au (g/t)	Grade gold (g/t)	Grade platinum (g/t)	Grade palladium (g/t)	Grade rhodium(6) (g/t)	Contained ozs 3PGE+Au (000s)
Central Block	21,741	5.43	0.16	3.23	1.60	0.44	3,797
East Block	12,465	5.98	0.12	3.62	1.84	0.40	2,396
West Block	8,612	6.33	0.06	3.80	1.76	0.71	1,753
Total	42,818	5.77	0.13	3.46	1.70	0.48	7,946
(1)
Refer to the Sedibelo mineral resource estimate in Placer Dome's 2005 second quarter report dated July 27, 2005 and available at www.placerdome.com.

(2)
Based on December 7, 2005 market closing prices of $514 per ounce for gold; $997 per ounce for platinum; $277 per ounce for palladium, and $2,960 per ounce for rhodium. For clarity, Sedibelo is not a gold deposit and this equivalency calculation is for comparative purposes only.

(3)
Assuming 50% ownership by Placer Dome, which ownership interest is subject to certain obligations of Placer Dome under a shareholders' agreement.

(4)
This mineral resource estimate uses the CIM definition of "inferred mineral resource" and is based on information prepared by or under the supervision of Marc Jutras, Senior Geostatistician, Placer Dome Inc., who is a qualified person as defined in National Instrument 43-101 of the Canadian Securities Administrators. Mr. Jutras has verified the underlying data as appropriate in his professional opinion (including sampling, analytical and test data). Independent data verification has not been performed. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

(5)
These mineral resource estimates were calculated using an average long-term basket price for 3PGEs+Au of $510 per ounce. The cut-off grade for inferred mineral resources is 1.5 g/t 3PGE+Au.

(6)
Rhodium grade was calculated as a percentage of 2PGE+Au grade, based on 165 individual rhodium assays.

(7)
Cautionary note: Investors are advised that while the term "inferred mineral resource" is recognized and required by Canadian securities regulations, the U.S. Securities and Exchange Commission does not recognize the term. Mineral resources are described as mineralized material in the U.S. reporting environment. Investors are cautioned not to assume that any or all part of mineral deposits in this category will ever be upgraded to a higher category or converted into mineral reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, issuers must not make any disclosure of results of an economic evaluation that includes inferred mineral resources, except in rare cases. Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

Placer Dome signed a joint venture agreement on the Sedibelo property in November 2003 with the Bakgatla Ba Kgafela community. The agreement allows Placer Dome to earn a 50% interest in the project, which consists of 5,000 hectares of ground in one of the last undeveloped areas on the western limb of the Bushveld Igneous Complex.

Placer Dome is subject to a hostile takeover offer by Barrick Gold Corporation. Placer Dome's Board of Directors has recommended that shareholders REJECT the Barrick offer and NOT tender their shares. Shareholders are urged to read the Directors' Circular in its entirety, available at www.placerdome.com. In an effort to provide shareholders with important information in their consideration of Barrick's hostile bid, Placer Dome is striving to accelerate completion of mineral reserve and mineral resource estimates at certain operations.

Placer Dome is a global gold mining company employing more than 13,000 people at 16 mining operations in seven countries. The Vancouver-based company's shares trade on the Toronto, New York, Swiss and Australian stock exchanges and Euronext-Paris under the symbol PDG.

Note to Security Holders:

In response to the exchange offer by Barrick Gold Corporation relating to Placer Dome, Placer Dome has filed in Canada and the U.S. and mailed to its shareholders a Directors' Circular dated November 23, 2005, and has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, which includes the Directors' Circular as an exhibit thereto. These documents set forth the full response of the Board of Directors of Placer Dome to the exchange offer by Barrick. Security holders are urged to read the Directors' Circular, as well as the Solicitation/Recommendation Statement on Schedule 14D-9 (including any amendments or supplements thereto and the other documents filed as exhibits thereto), because they contain important information. Security holders may obtain a free copy of the Directors' Circular as well as any other documents filed by Placer Dome in connection with the exchange offer by Barrick, free of charge at the SEC's website at www.sec.gov, from Placer Dome at www.placerdome.com, or by contacting Georgeson Shareholder, the information agent retained by Placer Dome, at 1-866-245-2999.

For further information please contact:
Investor Relations:
Greg Martin (604) 661-3795
Meghan Brown (604) 661-1577
Media Relations:
Gayle Stewart (604) 661-1911

Shareholder Inquiries:
Georgeson Shareholder Communications Canada Inc.
Placer Dome's Information Agent
Toll-free within North America 1-866-245-2999

Head office
Suite 1600, Bentall IV
1055 Dunsmuir Street
(PO Box 49330,
Bentall Postal Station)
Vancouver, B.C. Canada V7X 1P1
Tel: (604) 682-7082

On the internet: www.placerdome.com

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements" that were based on Placer Dome's expectations, estimates and projections as of the dates as of which those statements were made. These forward-looking statements include, among other things, statements with respect to Placer Dome's business strategy, plans, outlook, long-term growth in cash flow, earnings per share and shareholder value, projections, targets and expectations as to reserves, resources, results of exploration (including targets) and related expenses, property acquisitions, mine development, mine operations, mine production costs, drilling activity, sampling and other data, recovery improvements, future production levels, capital costs, costs savings, cash and total costs of production of gold, copper and other minerals, expenditures for environmental matters and technology, projected life of our mines, reclamation and other post closure obligations and estimated future expenditures for those matters, completion dates for the various development stages of mines, future gold and other mineral prices (including the long-term estimated prices used in calculating Placer Dome's mineral reserves), the percentage of production derived from mechanized mining, currency exchange rates, debt reductions, and the percentage of anticipated production covered by forward sale and other option contracts or agreements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Placer Dome's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

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  uncertainties and costs related to Placer Dome's exploration and development activities, such as those associated with determining whether gold or other mineral reserves exist on a property;

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  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

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  uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

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  uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects and project delays due to third party opposition;

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  operating and technical difficulties in connection with mining development activities;

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  uncertainties related to the future development or implementation of new technologies, research and development and, in each case, related initiatives and the effect of those on our operating performance;

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  uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

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  uncertainties related to unexpected judicial or regulatory proceedings;

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  changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:

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  mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

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  expected effective future tax rates in jurisdictions in which our operations are located;

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  the protection of the health and safety of mine workers; and

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  mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

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  changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar, Australian dollar, Papua New Guinean kina, South African rand, Dominican Republic peso and Chilean peso;

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  the effects of forward selling instruments to protect against fluctuations in gold and copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;

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  unusual or unexpected formation, cave-ins, flooding, pressures, and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

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  changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

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  environmental issues and liabilities associated with mining including processing and stock piling ore;

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  geopolitical uncertainty and political and economic instability in countries which we operate; and,

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  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

A discussion of these and other factors that may affect Placer Dome's actual results, performance, achievements or financial position is contained in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities including Placer Dome's Form 40-F/Annual Information Form. This list is not exhaustive of the factors that may affect our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking statements. Placer Dome does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.